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                               August 22, 2022

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Ltd
       Units 813 &815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 7, 2022
                                                            File No. 001-36206

       Dear Mr. Yang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31 ,2021

       Conventions that Apply to this Annual Report on Form 20-F, page 1

   1. Please revise to your definition of "China" and the "PRC" to remove the exclusion of
                                                        Taiwan, Hong Kong and
Macau.
       Item 3. Key Information , page 3

   2. At the onset of Part I, please disclose that you use a holding company structure and what that entails. Provide
here a summary diagram of the company's corporate structure, identifying the person
or entity that owns the equity in each depicted entity. Clearly identify the entity in
which investors hold an interest and the entities in which the company conducts it
operations and clarify whether you conduct your current operations through any variable
interest entities. Also, revise Part I to disclose, if true, that you do not have
revenue-generating operations in China. Disclose that adverse actions by the
 Xianfeng Yang
BIT Mining Ltd
August 22, 2022
Page 2
         Chinese government may force you to cease your administrative support and internal information technology services from China to your international cryptocurrency mining business. Clarify that you have developed Ethereum mining operations in Hong Kong and whether you have plans to further expand your Hong Kong-based operations. Lastly, disclose here the amount of revenue from your Hong Kong operations for each period presented.
3. At the onset of Part I, please provide a clear description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company, which entity made such transfer, and their tax consequences, if any. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure here should make clear if no transfers, dividends, or distributions have been made to date. Also, describe in the forepart of Part I any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
4. Please revise the forepart of Part I to address each of the legal and operational risks associated with conducting your business in Hong Kong set forth in the sample letter to
         China-based companies available on our website. We refer you to your response to comment 1 in your May 6, 2022 letter. Also, ensure that your disclosures address whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act (HFCAA)
         and the Accelerating HFCAA and related regulations will affect your company.
Risk Factors
Because there has been limited precedent set for financial accounting of bitcoin and other cryptocurrency assets..., page 29

5. You state that "there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided by the FASB or the SEC, [such that] it is unclear how companies may in the
FirstName LastNameXianfeng Yang
       future be required to account for cryptocurrency transactions and assets and related
Comapany    NameBIT
       revenue         Mining Please
                recognition.     Ltd help us understand the basis for these
statements and your
Augustaccounting   policies,
        22, 2022 Page 2 and consider the need to revise or remove these statements.
FirstName LastName
 Xianfeng Yang
FirstName
BIT MiningLastNameXianfeng  Yang
            Ltd
Comapany
August 22, NameBIT
           2022     Mining Ltd
August
Page 3 22, 2022 Page 3
FirstName LastName
You will have limited ability to bring an action against us or against out directors....., page 40

6. You state here that you conduct operations exclusively in China. Please reconcile this statement with your disclosures elsewhere throughout the filing where you refer to limited operations in China that relate mainly to providing administrative support to your cryptocurrency mining business outside the PRC. Please explain or revise.
Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 62

7. Please tell us why you believe that adjusting for the impairment of cryptocurrencies and the net gain on disposal of cryptocurrencies provides useful information to investors considering the nature of your business, your strategy to hold bitcoin as an investment and sell bitcoin in future periods as needed for cash flow needs, and the recurring nature of these charges. Please explain or revise to remove these adjustments from your computation of non-GAAP adjusted net loss. Refer to Rule 100 of Regulation G.
8. Please revise to include the income tax effects as a separate adjustment and expand your disclosure to clearly explain how the tax effects of the non-GAAP adjustments are calculated, or explain why you do not believe this is necessary. Refer to Question 102.11 of the Non-GAAP C&DIs.
9. We note you present non-GAAP measures of adjusted net loss from continuing operations attributable to Bit Mining and adjusted net income from discontinued operations attributable to Bit Mining. Please revise to include a reconciliation for each of these non-
         GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
10. Please enhance your disclosures in footnote (1) on page 64 to more clearly explain why management believes your non-GAAP measures are useful to investors and how they help investors compare your business trends. Also, to the extent material, disclose the additional purposes, if any, for which management uses each of these non-GAAP measure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
The year ended December 31, 2021 compared with the year ended December 31, 2020, page 64

11. Please revise to discuss the reasons for the negative profit margins in your mining pool segment as disclosed in Note 24 and explain whether you anticipate this trend to continue in future periods. In your response, tell us the amount paid to the mining pool participants that is included in cost of revenue for each period.
 Xianfeng Yang
FirstName
BIT MiningLastNameXianfeng  Yang
            Ltd
Comapany
August 22, NameBIT
           2022     Mining Ltd
August
Page 4 22, 2022 Page 4
FirstName LastName
E. Critical Accounting Estimates, page 71

12. Considering the significance of your mining operations, please tell us how you considered including a discussion here of the significant estimates, assumptions and uncertainty associated with the revenue recognition policies related to your cryptocurrency mining and mining pool services operations as well as your accounting for cryptocurrency assets, or revise as necessary. Refer to Item 5.E of Form 20-F.
Item 8. Financial Information
Note 2. Summary of Significant Accounting Policies, page F-15

13. It appears from the supplemental disclosures in your cash flow statement that you have paid expenses and acquired non-current assets in exchange for cryptocurrency. Please revise to include your accounting policy related to nonmonetary transactions.
Cryptocurrency Assets, page F-18

14. You state for purposes of testing cryptocurrency assets for impairment the fair value is the the quoted price at "the time its fair value is being measured.
Please explain further at
         what point fair value is measured. In this regard, clarify whether you assess fair value throughout each day, at a point in time during the day or reporting period, or something else. Also, tell us and revise your policy to clarify whether you recognize an impairment whenever the carrying value for your cryptocurrency assets is below the fair value for each unit of account. We refer you to ASC 350-30-35-19. Lastly, provide us with a breakdown by type of the cryptocurrency assets held at each balance sheet date and tell us the source used to determine the fair value for each type.
Revenue Recognition
Cryptocurrency Mining, page F-23

15. You state that the Group's enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. Please clarify for what period each party to your contract has enforceable rights and obligations and the basis for your conclusion. In your response, explain whether your right or the pool
operator   s right to
         terminate the contract governing your participation in the pool is conditional. Please also summarize the material rights and obligations of each party to your pool participation contracts including:
             Whether you have the right under your contract with the pool operator to decide at what point in time and for what duration you will provide computing power, including whether you can start and stop providing computing power then resume providing it; whether you are required to start providing it at a specific time;
             How your evaluation of contract inception and contract duration considered your rights, if any, to determine when to commence and cease providing computing power.
             How the amount of rewards received for providing computing power may be impacted should you start and stop mining within the contract period.
 Xianfeng Yang
FirstName
BIT MiningLastNameXianfeng  Yang
            Ltd
Comapany
August 22, NameBIT
           2022     Mining Ltd
August
Page 5 22, 2022 Page 5
FirstName LastName
16. You state the provision of providing computing power is the only performance obligation in your contracts with the mining pool operator. Please tell us whether you satisfy your performance obligation over time or at a point in time and how you considered the guidance in ASC 606-10-25-24.
17. Please clarify whether you are entitled to a fractional share of the cryptocurrency award that the mining pool operator receives only if a block is successfully added to the blockchain as your disclosures suggest, or whether you are entitled to compensation regardless of whether the pool operator successfully records a block. In this regard, we note references to settlement terms under the FPPS model on the website for at least one of your mining pool operators, BTC.com. If you provide power to more than one pool operator, ensure that your disclosures address the terms for each type of arrangement to the extent they differ. Also, tell us whether you separately receive the proportional share of transaction fees earned by the pool operator and if so, how you account for such fees.
18. You state that the consideration you receive is noncash consideration, which you measure at fair value on the date earned. Please tell us how this complies with the guidance ASC
         606-10-32-21 to 32-24 to measure fair value of noncash consideration at contract inception. Provide an analysis to support your assertion that the fair value on the date earned is not materially different than the fair value at contract inception or the time you have earned the award from the pools. Also, tell us at what is meant by "earned" in this statement and clarify the time periods between successful placement of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration.
19. Please describe the approximate time interval for each blockchain between successful block placements.
Mining Pool Services, page F-24

20. Please clarify whether "gross revenue" related to your mining pool services includes the pool fees earned as the pool operator with third party miners. Also, describe the nature of the amounts included in cost of revenue related to your mining pool services.
21. Please clarify the time periods between successful placement of a block on the blockchain and receipt of consideration for each type of crytocurrency asset mined. Also, provide an analysis to support your assertion that the fair value of rewards upon receipt is not materially different then the fair value at contract inception.
Note 19. Related Party Transactions, page F-56

22. We note from footnote (1) on page 79 that Mr. Man San Vincent Law, the company's founder and executive director has beneficial ownership in 85.5 million Class A ordinary shares via his ownership interest in Good Luck Capital Limited. We further note that
         Good Luck Capital obtained such shares through a share subscription agreement with the company in December 2020. Please explain why you have not identified this agreement as a related party transaction or revise as necessary. Refer to ASC 850-50.
 Xianfeng Yang
BIT Mining Ltd
August 22, 2022
Page 6
Note 24. Segment Reporting, page F-63

23. Please revise to provide the disclosures required by ASC 280-10-50-41. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameXianfeng Yang                             Sincerely,
Comapany NameBIT Mining Ltd
                                                            Division of
Corporation Finance
August 22, 2022 Page 6                                      Office of
Technology
FirstName LastName